                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                              ___________________
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ___________________
                            SMT HEALTH SERVICES INC.

                              ____________________
                           (NAME OF SUBJECT COMPANY)

                         THREE RIVERS ACQUISITION CORP.
                           THREE RIVERS HOLDING CORP.
                              ____________________
                                   (BIDDERS)

                         COMMON STOCK, PAR VALUE $0.01
                       (INCLUDING THE ASSOCIATED RIGHTS)

                             ______________________
                         (TITLE OF CLASS OF SECURITIES)


                                   784585 10 1
                          ----------------------------
                         (CUSIP NUMBER OF COMMON STOCK)


                              MR. JOSHUA J. HARRIS
                           THREE RIVERS HOLDING CORP.
                          C/O APOLLO MANAGEMENT, L.P.
                          1301 AVENUE OF THE AMERICAS,
                                   38TH FLOOR
                           NEW YORK, NEW YORK  10019
                                 (212) 261-4000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                                   COPIES TO:

    MICHAEL D. WEINER, ESQ.            JOHN J. SUYDAM, ESQ.
     APOLLO ADVISORS, L.P.       O'SULLIVAN GRAEV & KARABELL, LLP
   1999 AVENUE OF THE STARS,           30 ROCKEFELLER PLAZA
          SUITE 1900                        41ST FLOOR
 LOS ANGELES, CALIFORNIA 90067       NEW YORK, NEW YORK 10012
        (310) 201-4100                   (212) 408-2400


    This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 dated June 30, 1997, as amended by Amendment No. 1 dated July 10, 1997 (the "Schedule 14D-1") of Three Rivers Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Three Rivers Holding Corp., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of SMT Health Services Inc., a Delaware corporation (the "Company"), including the associated Rights, at a purchase price of $11.75 per Share, net to the seller in cash, without interest, as set forth in the Schedule 14D-1.

          Unless otherwise indicated, the information set forth in the Schedule 14D-1 remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.


Item 10.     Additional Information.

          A copy of the text of a press release issued by Alliance Imaging, Inc., a Delaware corporation ("Alliance"), dated July 23, 1997, announcing that Newport Investment LLC, a Delaware limited liability company (the "Investor") and an affiliate of Parent, has entered into an Agreement and Plan of Merger with Alliance (the "Alliance Merger"), dated as of July 23, 1997, pursuant to which a subsidiary of the Investor will merge with Alliance, is filed as Exhibit
(a)(10) to the Schedule 14D-1 and is incorporated herein by reference. Pursuant to the terms of the Alliance Agreement and Plan of Merger, if the Merger is consummated, Alliance will enter into an Agreement and Plan of Merger with Parent pursuant to which Parent and the Company will become wholly owned subsidiaries of Alliance after consummation of the Alliance Merger. Additional information concerning the Alliance Merger will be provided as soon as it is available, and a subsequent amendment to the Schedule 14D-1 extending the Offer and withdrawal rights will be made at the time of such amendment.

Item 11.     Material to be Filed as Exhibits

          (a)(10)-- Text of Press Release dated July 23, 1997, issued by Alliance Imaging, Inc. and Newport Investment LLC.

                             SIGNATURE



          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 1997

                                 Three Rivers Acquisition Corp.


                                 By: /s/ Joshua Harris
                                    -------------------
                                    Name:  Joshua Harris
                                    Title: Vice President


                                 Three Rivers Holding Corp.


                                 By: /s/ Joshua Harris
                                    -------------------
                                    Name:  Joshua Harris
                                    Title: Vice President